CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Three months ended March 31, 2016 and 2015

(Expressed in thousands of United States Dollars)

_______________________

ASANKO GOLD INC.

Condensed Interim Consolidated Statements of Financial Position (Unaudited)

(Expressed in Thousands of United States Dollars)

	March 31, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	$67,809	$114,800
Receivables	5,582	18
Inventories (note 3)	14,657	1,179
Prepaid expenses and deposits	1,421	2,923
	89,469	118,920

Non-current assets
VAT receivable (note 4)	20,563	-
Reclamation deposit (note 5)	1,696	1,696
Mineral properties, plant and equipment (note 6)	528,219	503,553
	550,478	505,249

Total assets	$639,947	$624,169

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$48,100	$34,789
Foreign currency forward contract liability (note 17(d)(i))	-	36
Current portion of long-term debt (note 8)	30,600	20,568
	78,700	55,393

Non-current liabilities
Long-term debt (note 8 and note 17(d)(ii))	120,754	126,526
Asset retirement provisions (note 9)	20,120	18,741
Deferred income tax liability	9,046	9,100
	149,920	154,367

Total liabilities	$228,620	$209,760

Equity
Shareholders’ equity
Share capital (note 10)	540,227	540,133
Equity reserves (note 11)	48,196	47,504
Accumulated deficit	(177,096)	(173,228)
	411,327	414,409

Total liabilities and equity	$639,947	$624,169

Commitments and contractual obligations (note 13)

Contingencies (note 14)

Approved by the Board of Directors on May 11, 2016:
“Peter Breese”	“Marcel de Groot”
Director	Director

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)

(Expressed in Thousands of United States Dollars, except per share amounts)

	Three months ended March 31, 2016	Three months ended March 31, 2015

Administration expenses:
Consulting fees, wages and benefits	$1,064	$357
Depreciation	4	26
Office, rent and administration (note 12)	736	194
Professional fees	100	300
Regulatory fees, transfer agent and
shareholder information	14	28
Share-based payments (note 11(a))	250	843
Travel, promotion and investor relations	198	187
	2,366	1,935

Exploration and evaluation expenditures (note 7)	628	546

Other expenses (income):
Accretion expense (note 9)	116	75
Bank charges and interest	13	17
Business development	281	230
Change in embedded derivative liability (notes 8 and 17 (d)(ii))	539	4
Change in fair value of foreign currency forward contracts (note 17 (d)(i))	(36)	269
Corporate reorganization	746	-
Foreign exchange (gain)/loss	(580)	1,634
Interest and other income	(151)	(272)
	928	1,957

Loss before taxes	3,922	4,438

Deferred income tax expense (recovery)	(54)	16
Loss and comprehensive
loss for the period	$3,868	$4,454

Loss per share
Basic and diluted	$0.02	$0.02

Weighted average number of shares outstanding	196,998,904	186,472,607

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Consolidated Statements of Changes in Equity

(Expressed in Thousands of United States Dollars)

	Number of shares	Share capital	Equity reserves	Accumulated deficit	Total equity

Balance as at December 31, 2014	174,075,607	$505,469	$43,032	$(164,922)	$383,579
Issuance of common shares for:
Bought deal financing (note 10(b))	22,770,000	34,349	-	-	34,349
Share-based payments (note 11(a))	-	-	1,444	-	1,444
Loss and comprehensive loss for the period	-	-	-	(4,454)	(4,454)
Balance as at March 31, 2015	196,845,607	$539,818	$44,476	$(169,376)	$419,918

Balance as at December 31, 2015	196,995,607	$540,133	$47,504	$(173,228)	$414,409
Issuance of common shares for:
Exercise of share-based options (note 11(a))	37,500	94	(34)	-	60
Share-based payments (note 11(a))	-	-	726	-	726
Loss and comprehensive loss for the period	-	-	-	(3,868)	(3,868)
Balance as at March 31, 2016	197,033,107	$540,227	$48,196	$(177,096)	$411,327

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Thousands of United States Dollars)

	Three months ended March 31, 2016	Three months ended March 31, 2015

Cash provided by (used in):
Operating activities:

Loss for the period	$(3,868)	$(4,454)
Items not involving cash:
Accretion expense (note 9)	116	75
Change in embedded derivative liability (notes 8 and 17(d)(ii))	539	4
Change in fair value of foreign currency forward contracts (note 17(d)(i))	(36)	269
Deferred income tax expense (recovery)	(54)	16
Depreciation	4	26
Interest and other income	(151)	(272)
Share-based payments (note 11(a))	250	843
Share-based payments included in
exploration and evaluation expenditures (note 7)	47	121
Unrealized foreign exchange loss (gain)	(188)	2,222
Changes in non-cash working capital:
Accounts payable and accrued liabilities	4,486	(138)
Inventory	(13,479)	-
Prepaid expenses and deposits	98	(1,994)
Receivables	(52)	10
	(12,288)	(3,272)

Investing activities:
Interest received	205	282
Additions to mineral property, plant and equipment (note 6)	(35,141)	(32,577)
Reclamation bond (note 5)	-	(1,695)
	(34,936)	(33,990)

Financing activities:
Shares issued for cash, net of share
issuance costs (note 10(b))	60	34,349
	60	34,349
Impact of foreign exchange rate changes on cash and cash equivalents	173	(2,829)

Increase (decrease) in cash and cash equivalents for the period	(46,991)	(5,742)

Cash and cash equivalents, beginning of period	114,800	228,680
Cash and cash equivalents, end of period	$67,809	$222,938

Supplemental cash flow information (note 15)

SEE ACCOMPANYING NOTES

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

Expressed in Thousands of United States Dollars

1.

Nature of operations

Asanko Gold Inc. (“Asanko” or the “Company”) was incorporated on September 23, 1999 under the laws of British Columbia, Canada.  The Company is in the exploration and development stage and is focused on advancing its principal project, the Asanko Gold Mine (“AGM” or “the Project”), to commercial production. The Project is being developed in phases.  January 2016 saw the Company pour its first gold and by the end of the reporting period, the Company finalized the development of Phase 1 of the AGM (notes 6 and 18).

In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

The head office, principal address and registered and records office of the Company are located at 1066 West Hastings Street, Suite 680, Vancouver, British Columbia, V6E 3X2, Canada.

2.

Basis of presentation

(a)

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed interim consolidated financial statements are the same as those applied in the Company’s most recent audited consolidated financial statements for the year ended December 31, 2015, with the exception of implementation of the Company’s accounting policies for inventory and revenue as described in note 3 of the Company’s December 31, 2015 annual financial statements. The condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015.

These condensed interim consolidated financial statements were authorized for issue and approved by the Board of Directors on May 11, 2016.

 (b)

Basis of presentation and consolidation

The financial statements have been prepared on the historical cost basis, with the exception of the forward currency contract liability (note 17(d)(i)) and interest rate floor derivative liability (note 17(d)(ii)) which are measured at fair value.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the Company’s functional currency. References to C$ are to Canadian dollars.

These consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity as to obtain benefits from its activities. All significant intercompany amounts and transactions have been eliminated on consolidation.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

Expressed in Thousands of United States Dollars

2.

Basis of presentation (continued)

(b)

Basis of presentation and consolidation (continued)

The consolidated financial statements include the accounts of the Company and the following subsidiaries:

Subsidiary name	Jurisdiction	Ownership
Asanko Gold Ghana Limited (“Asanko Ghana”)	Ghana	90%
Adansi Gold Company (GH) Limited (“Adansi Ghana”)	Ghana	100%
Asanko Gold South Africa (PTY) Ltd.	South Africa	100%
Asanko International (Barbados) Inc.	Barbados	100%
Asanko Gold (Barbados) Inc.	Barbados	100%
PMI Gold Corporation	Canada	100%

During the three months ended March 31, 2016, the Company transferred the assets related to the Obotan project from Adansi Ghana to Asanko Ghana in order to have the two neighboring gold projects, Obotan and Esaase (which together form the Asanko Gold Mine Project) under the same Ghanaian subsidiary.  The assets include the Abirem, Abore and Adubea mining leases and all of the construction and construction-related assets.  The transfer has no impact on the consolidated position or results of the Company.

 (c)

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these consolidated financial statements are reasonable, however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company’s significant accounting judgments and estimates were presented in Note 3 of the audited annual consolidated financial statements for the year ended December 31, 2015 and have been consistently applied in the preparation of these condensed interim consolidated financial statements. New judgements applied for the three months ended March 31, 2016 relate to:

•

the assessment of the Company’s mining contract under IFRIC 4 – Determining whether an Arrangement contains a Lease, to assess whether contract contains a finance or operating lease; and

•

the determination of whether Phase 1 of the AGM was in commercial production.  The development phase ends and the production phase begins when the mine is in the condition necessary for it to be capable of operating in a manner intended by management.  The Company uses a number of criteria to assess whether the mine has reached the commercial production phase.  These criteria include, but are not limited to:

(i)

Completion of operational commissioning of each major mine and plant component;

(ii)

Demonstrated ability to mine and mill consistently and without significant interruption at a pre-determined average rate of designed capacity;

(iii)

The passage of a reasonable period of time for testing of all major mine and plant components;

(iv)

Gold recoveries are at or near expected production levels;

(v)

A significant portion of available funding is directed towards operating activities.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

Expressed in Thousands of United States Dollars

3.    Inventories

	March 31, 2016	December 31, 2015

Gold dore on hand	$ 7,715	$ -
Gold-in-process	4,065	-
Ore stockpiles	1,594	1,001
Materials and spare parts	1,283	178
	$ 14,657	$ 1,179

4.    VAT receivable

In April 2016, the Company received a letter from the Ghana Revenue Agency stating that the Company was entitled to a VAT refund to a total of $20.5 million with respect to the period July 2013 to December 2015.  This letter, along with the achievement of commercial production on April 1, 2016 are the key triggers for refund eligibility. The Company has commenced a stakeholder engagement program in Ghana in order to start the refund process as soon as possible.

Given the contents of this letter related to conditions which existed at the reporting date, the Company has recognized a long-term VAT receivable of $20.5 million as at March 31, 2016.  Prior to the reporting date, the Company had provided a full allowance against the VAT receivable with an offsetting debit to deferred development costs.

5.    Reclamation deposit

  The Company is required to provide security to the Environmental Protection Agency of Ghana (“EPA”), as security for the performance by the Company of its reclamation obligations in respect of the Abriem, Abore and Adubea mining leases.  The initial security totals $8.5 million and is made up of a Reclamation Deposit in the amount of $1.7 million and a bank guarantee provided by the Company of $6.8 million.

During the year ended December 31, 2015 the Company deposited the Reclamation Deposit in a Ghanaian Bank in the joint names of the Company and the EPA. The Reclamation Deposit matures annually, but the Company is required to reinstate the deposit until receiving the final completion certificate by the EPA. The Company is expected to be released from this requirement 45 days following the third anniversary of the date the Company receives a final completion certificate.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

Expressed in Thousands of United States Dollars

6.    Mineral properties, plant and equipment

	Mineral interests and deferred development assets	Buildings and equipment	Assets under construction	Corporate assets	Total
Cost
As at December 31, 2014	183,245	4,513	62,848	660	251,266
Additions	30,510	156	218,652	29	249,347
Change in rehabilitation provisions	5,683	-	-	-	5,683
As at December 31, 2015	$219,438	$4,669	$281,500	$689	$506,296
Additions	3,590	19	22,044	9	25,662
Change in rehabilitation provisions	1,263	-	-	-	1,263
VAT allowance (recoverable), net (note 4 and 6(b))	(13,266)	-	-	-	(13,266)
Pre-commercial production costs, net of revenues	11,174	-	-	-	11,174
Transfers	3,859	-	(3,859)	-	-
As at March 31, 2016	$226,058	$4,688	$299,685	$698	$531,129

Accumulated depletion and depreciation
As at December 31, 2014	-	(1,628)	-	(530)	(2,158)
Depreciation	-	(559)	-	(26)	(585)
As at December 31, 2015	-	(2,187)	$-	$(556)	$(2,743)
Depreciation	-	(163)	-	(4)	(167)
As at March 31, 2016	$-	$(2,350)	$-	$(560)	$(2,910)
Net book value
As at December 31, 2015	$219,438	$2,482	$281,500	$133	$503,553
As at March 31, 2016	$226,058	$2,338	$299,685	$138	$528,219

Assets under construction include borrowing costs of $15.4 million at March 31, 2016 (December 31, 2015 – $11.4 million) (note 8).

In accordance with the Company’s revenue recognition accounting policy, revenue from the sale of gold produced during the first quarter 2016 (prior to the commencement of commercial production) has been charged to deferred development costs.

(a)

Mineral interest and deferred development assets

Asanko Gold Mine Project

The Company’s principal mineral project is the Asanko Gold Mine Project, which consists of two neighboring gold projects, the Obotan Project and the Esaase Project, both located in the Amansie West District of the Republic of Ghana (“Ghana”), West Africa.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

Expressed in Thousands of United States Dollars

6.    Mineral properties, plant and equipment (continued)

(a)

Mineral interest and deferred development assets (continued)

During the first quarter 2016, construction of Phase 1 of the AGM was mostly complete.  Production began in January 2016 at the Obotan Project, which consists of the Abore, Abirem and Adubea concessions, all of which have been granted mining leases and cover an area of approximately 88.98 km2. These concessions contain five deposits, which are comprised of the Nkran pit, and four satellite deposits, Abore, Asuadai, Dynamite Hill and Adubiaso.  The AGM is wholly-owned by Asanko Ghana, with a 10% free carried interest held by the Government of Ghana which becomes effective once commercial production is achieved (note 18). The Adubea concession is subject to a net smelter return royalty (“NSR”) of 0.5% payable to a third party.

Phase 2 of the Asanko Gold Mine is expected to integrate the Esaase Project with the Phase 1 Obotan Project to create one large, multi-pit mine. The Esaase Project is wholly-owned by Asanko Ghana, with a 10% free carried interest held by the Government of Ghana. The Esaase Project consists of several mining concessions, including the Esaase, Jeni River, Sky Gold (“SGM”), Asuowin and Dawohodo concessions.  The Esaase concession is the largest of these concessions and covers an area of approximately 42.32km2.  The Esaase and Jeni River concessions are subject to a 0.5% royalty payable to the Bonte Liquidation Committee and the SGM concession is subject to a 2% NSR payable to Sky Gold Mines Limited.

All of the Company’s concessions are also subject to a 5% gross revenue royalty payable to the Government of Ghana.

Exploration stage projects

Asanko Ghana owns a 100% interest in the Asumura Reconnaissance Concession (“Asumura property”) located in Ghana. The Asumura property is subject to a 3.5% NSR royalty payable to GTE Ventures Limited. (“GTE”), 50% of which may be purchased for $2,000,000 and the remaining 50% which may be purchased for an additional $4,000,000.

Adansi Ghana holds a 100% interest in the Datano, Kaniago, New Obuasi, Gyagyastreso, and Afiefiso concessions located within the Asankrangwa Gold Belt.  During February 2015, Asanko Ghana completed the acquisition of various concessions from Midlands Mineral Corporation for cash consideration of $250,000. The Midland concessions are contiguous to the Company’s other mineral tenements.

Any of the exploration properties that are converted to a “Mining License,” in accordance with Ghanaian law, will become subject to a 5% gross revenue royalty and a 10% free carried interest to the Ghanaian government.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

Expressed in Thousands of United States Dollars

6.    Mineral properties, plant and equipment (continued)

(b)

Mineral interest and deferred development assets reconciliation

	Asanko Gold Mine	Other	Total

Mineral interest
Balance, December 31, 2015 and March 31, 2016	$ 98,560	$ 576	$ 99,136

Development assets
Balance, December 31, 2015	120,302	-	120,302
Asset retirement costs	1,263	-	1,263
Community affairs and environment	67	-	67
Development support costs	2,555	-	2,555
Phase 2 feasibility study	539	-	539
Pre-commercial production costs, net of revenues (note 6(c))	11,174	-	11,174
Share-based payments	429	-	429
Transfers from work-in-progress	3,859	-	3,859
VAT receivable allowance	7,297	-	7,297
VAT receivable recovery (note 4)	(20,563)	-	(20,563)
Additions for the period	6,620	-	6,660
Balance, March 31, 2016	126,922	-	126,922
Total mineral interest and development assets, March 31, 2016	$ 225,482	$ 576	$ 226,058

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

Expressed in Thousands of United States Dollars

6.    Mineral properties, plant and equipment (continued)

(b)

Mineral interest and deferred development assets reconciliation (continued)

Prior to the commencement of construction of the Asanko Gold Mine, development costs were charge to Deferred development assets. During the period of construction most of the development costs are included in Property, Plant and Equipment as Work in progress.

	Asanko Gold Mine	Other	Total

Mineral interest
Balance, December 31, 2014	$ 98,560	$ 326	$ 98,886
Acquisitions for the period	-	250	250
Balance, December 31, 2015	98,560	576	99,136

Development assets
Balance, December 31, 2014	84,359	-	84,359
Asset retirement costs	5,683	-	5,683
Camp	1,311	-	1,311
Community affairs and environment	296	-	296
Development support costs	3,431	-	3,431
Geotechnical monitoring	465	-	465
Permitting	265	-	265
Phase 2 feasibility study	1,748	-	1,748
Share-based payments	1,514	-	1,514
VAT receivable allowance	21,230	-	21,230
Additions for the period	35,943	-	35,943
Balance, December 31, 2015	120,302	-	120,302
Total mineral interest and development assets, December 31, 2015	$ 218,862	$ 576	$ 219,438

(c)

Pre-commercial production costs

The Company’s pre-commercial production operations commenced January 1, 2016, with the mechanical completion of the processing facility, and ceased March 31, 2016 on the eve of the declaration of commercial production. In accordance with the Company’s revenue recognition accounting policy, during this period, the Company has included as development costs the costs incurred for pre-commercial production mining, processing and support operations offset by the revenue from gold sales (net of royalties).   A summary of the costs and revenues is provided below:

Three months ended March 31, 2016

Operating costs during pre-commercial production	$ 21,222
Revenue during pre-commercial production operations, net of royalties	(10,048)
Net costs deferred to development assets	$ 11,174

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

Expressed in Thousands of United States Dollars

7.

Exploration and evaluation expenditures

Exploration and evaluation expenditures are comprised of expenditures incurred on mineral interests in areas where the technical feasibility and economic recoverability has not yet been established.

	Three months ended March 31, 2016	Three months ended March 31, 2015

Exploration support	$ 581	$ 425
Share-based compensation	47	121
	$ 628	$ 546

8.

Long-term debt

On October 24, 2013, the Company entered into a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I ("Red Kite"). The DSFA was amended several times during both 2014 and 2015 with terms substantially similar to the original DSFA. The original DSFA provided for a $130 million term loan facility (the "Project Facility") and a $20 million cost overrun facility (the "Overrun Facility"). By December 31, 2015 both the Project Facility and the Overrun Facility were fully drawn, for a total of $150 million. Interest is calculated on a quarterly basis at a rate of LIBOR +6% and there is a 1% minimum LIBOR rate which creates an interest rate floor. Interest and a gross up for withholding tax on the interest are accrued on a quarterly basis before the first repayment date and added to the loan principal amount. The loan is carried at amortized cost on the statement of financial position. Interest is calculated in advance on the first day of each quarter.

The DSFA is payable in accordance with the following repayment terms commencing with the first payment of $10.6 million due on July 1, 2016: the $130 million Project Facility is payable in 15 quarterly  instalments ending January 1,  2020 and the $20.0 million Overrun Facility is payable in 11 quarterly instalments ending January 1, 2019. The Company can also elect to repay the DSFA, or a portion thereof, early without penalty.

The debt provided under the DSFA is utilized for developing Phase 1 of the Asanko Gold Mine Project. The DSFA is fully secured by the assets of the Company’s Ghanaian subsidiaries and certain Asanko bank accounts and is guaranteed by the Asanko until Project completion.

As at March 31, 2016 the Company had incurred a total of $14.3 million in deferred debt financing costs (December 31, 2015 - $14.3 million). Deferred debt financing costs include the fair value of $1.5 million for the 4,000,000 share purchase warrants issued to Red Kite on drawdown of the Overrun Facility (note 11(b)). Deferred debt financing costs are being amortized over the life of the DSFA using the effective interest rate method.

During the three months ended March 31, 2016, $4.0 million (March 31, 2015 - $1.3 million) of loan accretion and accrued interest was capitalized to assets in construction at an effective interest rate of approximately 11.38%.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

Expressed in Thousands of United States Dollars

8.

Long-term debt (continued)

An embedded derivative liability has been recognized for the loan in relation to the interest rate floor. The fair value of the embedded derivative on drawdowns was estimated to be $1.4 million (note 17 (d)(ii)). The embedded derivative liability was revalued at March 31, 2016 to $1,075 with the change in fair value since December 31, 2015 recognized in the statement of operations.

8

Long-term loan debt	March 31, 2016	December 31, 2015

Gross proceeds	$ 150,000	$ 150,000
Accrued interest	10,891	8,093
Loan obligation	160,891	158,093

Deferred financing costs, net of amortization and fair value of embedded derivative liability at date of respective drawdowns	(10,612)	(11,535)
	150,279	146,558
Fair value of embedded derivative liability	1,075	536
Long-term loan debt	$ 151,354	$ 147,094

Current portion of long-term debt	30,600	20,568
Non-current portion of long-term debt	$ 120,754	$ 126,526

  In addition to the DSFA the Company entered into an Offtake Agreement with Red Kite with the following details:

•

Sale of 100% of the future gold production from Phase 1 up to a maximum of 2.22 million ounces to Red Kite;

•

Red Kite to pay for 100% of the value of the gold ten business days after shipment;

•

A provisional payment of 90% of the estimated value will be made one business day after delivery;

•

The gold sale price will be a spot price selected during a nine day quotational period following shipment;

•

Should the Company wish to terminate the Offtake Agreement, a termination fee will be payable according to a schedule dependent upon the total funds drawn under the Project Facility as well as the amount of gold delivered under the Offtake Agreement at the time of termination.

9.

Asset retirement provision

The asset retirement provision relates to current and historical disturbances on the mineral concessions within the area of interest of the Asanko Gold Mine.

The following is a continuity of the asset retirement provision at the Asanko Gold Mine:

	March 31, 2016	December 31, 2015

Opening balance	$ 18,741	$ 12,638
Additions, net	1,263	5,683
Accretion	116	420
Closing balance	$ 20,120	$ 18,741

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

Expressed in Thousands of United States Dollars

10.

Share capital

(a)

Authorized

Unlimited common shares without par value; and

Unlimited preferred shares without par value

(b)

Issued and outstanding common shares

	Number of shares	Amount
Balance, December 31, 2014	174,075,607	$ 505,469
Issued pursuant to bought deal financing (i)	22,770,000	36,387
Share issuance costs	-	(2,103)
Issued pursuant to exercise of share-based options (note 11(a)):
- at C$ 2.12	150,000	246
Transfer from equity reserves on exercise of share-based options	-	134
Balance, December 31, 2015	196,995,607	$ 540,133
Issued pursuant to exercise of share-based options (note 11(a)):
- at C$ 2.12	37,500	60
Transfer from equity reserves on exercise of share-based options	-	34
Balance, March 31, 2016	197,033,107	540,227

(i) On February 11, 2015, the Company closed a bought deal financing of 22,770,000 common shares at C$2.02 for gross proceeds $36.4 million or C$46.0 million. The Company incurred share issuance costs of $2.1 million, of which $1.8 million in fees were paid to the underwriters.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

Expressed in Thousands of United States Dollars

11.

Equity reserves

(a)

Share-based options

The Company maintains a rolling share-based option plan providing for the issuance of share-based options for up to 10% of the Company’s issued and outstanding common shares. The Company may grant options from time to time to its directors, officers, employees and other service providers. The options vest 25% on the date of the grant and 12.5 % every three months thereafter for a total vesting period of 18 months.

The following table is a reconciliation of the movement in share-based options for the period:

	Number of Options	Weighted average exercise price
Balance, December 31, 2014	10,594,291	C$2.95
Granted	5,121,000	C$2.05
Exercised	(150,000)	C$2.12
Cancelled/Expired	(778,500)	C$4.35
Balance, December 31, 2015	14,786,791	C$2.57
Granted	2,540,000	C$1.98
Exercised	(37,500)	C$2.12
Cancelled/Expired	(201,441)	C$1.91
Balance, March 31, 2016	17,087,850	C$2.49

The following table summarizes the share-based options outstanding and exercisable at March 31, 2016:

	Total options outstanding			Total options exercisable
Range of exercise price	Number	Weighted average contractual life (years)	Weighted average exercise price C$	Number	Weighted average contractual life (years)	Weighted average exercise price C$
C$1.00-C$2.00	3,452,700	4.60	1.97	1,310,200	4.38	1.97
C$2.01-C$3.00	10,150,500	3.27	2.18	8,955,250	3.18	2.18
C$3.01-C$4.00	2,827,900	1.37	3.79	2,827,900	1.37	3.79
C$4.01-C$5.00	630,500	0.91	4.54	630,500	0.91	4.54
C$6.01-C$7.00	26,250	1.19	6.10	26,250	1.19	6.10
	17,087,850	3.14	2.49	13,750,100	2.81	2.61

The fair value of the share-based options granted during the three months ended March 31, 2016 and 2015 used to calculate compensation expense, has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended March 31, 2016	Three months ended March 31, 2015

Risk free interest rate	0.54%	0.70%
Expected dividend yield	-	-
Share price volatility	48.90%	53.37%
Forfeiture rate	2.94%	3.57%
Expected life of options	3.13 years	3.11 years

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

Expressed in Thousands of United States Dollars

11.

Equity reserves (continued)

(a)

Share-based options (continued)

Volatility was determined based upon the historic volatility of the Company’s share price over the same period of time as the   expected life of the options.

 (b)

Warrants

On December 21, 2015, the Company issued 4,000,000 share purchase warrants to Red Kite in conjunction with the drawdown of the $20.0 million Overrun Facility (note 8). The warrants have an exercise price of $1.83 and expire three years from the date of issuance. All of these warrants remain outstanding as of March 31, 2016.

A total of 126,000 warrants with an exercise price of C$5.00 expired in September 2015.

12.

Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount agreed to by the parties. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

(a)

Key management compensation

Transactions with key management personnel were as follows:

	Three months ended March 31, 2016	Three months ended March 31, 2015

Salaries and benefits	$ 765	$ 279
Share-based payments	168	419
	$ 933	$ 698

Key management personnel consist of directors and officers of the Company.

13.

Commitments and contractual obligations

As at March 31, 2016, the Company had contractual obligations totaling $185.5 million, relating to long-term debt (December 31, 2015 - $185.5 million). Contractual obligations related to the long-term debt are subject to changes in the three-month LIBOR rate. Prepayment terms allow the Company to prepay the long-term debt, with no penalty, in whole or in part at any time. At March 31, 2016 the long-term debt had a prepayment value of $160.9 million (December 31, 2015 - $159.5 million).

In addition, the Company has entered into certain construction and engineering contracts relating to the construction of the Asanko Gold Mine Phase 1.

The following table shows the Company’s contractual obligations as they fall due as at March 31, 2016:

Contractual obligations	Payments due by period
	Total	1 year	2-3 years	4-5 years

Long-term debt, including future interest charges	$ 185,506	$ 30,599	$ 107,960	$ 46,947

Open purchase orders and other obligations	29,628	26,784	2,844	-

	$ 215,134	$ 57,383	$ 110,804	$ 46,947

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

Expressed in Thousands of United States Dollars

14.

Contingencies

Except as set forth below, there are no material legal proceedings to which the Company is a party or, to the best of the Company's knowledge, to which any of the Company's property is or was subject to.

Godbri Datano Claim

During September 2012, Godbri Mining Limited (“Godbri”), a private Ghanaian company, lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking a declaration that, among other things, that the sale of the Datano concession to Adansi Ghana is null and void. Godbri claims to be the owner of 38% of the issued share capital of Midras Mining Limited and states that it did not consent to the acquisition of the Datano concession by Adansi Ghana. Adansi Ghana filed a defence on November 12, 2012. Godbri subsequently amended its claim in January 2013 and in March 2013, after which both the Company and Adansi Ghana filed further defences. The matter is currently awaiting trial but the Company considers the claim made by Godbri to be spurious and without any merit. Godbri has taken no further steps in the suit since June 2013.

Matisse and Madison Claim

During October 2013, Matisse & Madison Co. Ltd. lodged a statement of claim in the High Court of Justice, Accra, Ghana, seeking compensatory damages of $20.0 million plus interest for breach of a verbal contract related to the purchase of the Datano Concessions from Midras. In April 2016, this claim was withdrawn by the plaintiff and is no longer active.

15.

Supplemental cash flow information

	Three months ended March 31, 2016	Three months ended March 31, 2015

Change in asset retirement provision included in mineral interest	$ 1,263	$ 2,692
Change in accounts payable related to mineral property, plant and equipment	8,609	2,594
Change in accounts receivable related to mineral property, plant and equipment	(5,564)	-
Change in prepaid and deposits related to mineral property, plant and equipment	1,415	-
Reclassification from mineral property, plant and equipment to VAT receivable	(20,563)	-
Borrowing costs included in mineral properties, plant and equipment	3,943	1,319
Share-based compensation included in mineral properties, plant and equipment	429	480

16.

Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration and development of resource properties.

Geographic allocation of total assets and liabilities

March 31, 2016	Canada	Ghana	Total

Total assets	$ 57,278	$ 582,669	$ 639,947
Total liabilities	$ (2,877)	$ (225,743)	$ (228,620)

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

Expressed in Thousands of United States Dollars

16.

Segmented information (continued)

Geographic allocation of total assets and liabilities

December 31, 2015	Canada	Ghana	Total

Total assets	$ 87,614	$ 536,555	$ 624,169
Total liabilities	$ (1,624)	$ (208,136)	$ (209,760)

Geographic allocation of loss (income) reconciled to loss (income) before tax

Three months ended March 31, 2016

	Canada	Ghana	Total

Loss (income) before tax	$ 3,660	$ 262	$ 3,922
Deferred income tax recovery	-	(54)	(54)
Loss (income) after tax	$ 3,660	$ 208	$ 3,868

Three months ended March 31, 2015

	Canada	Ghana	Total

Loss (income) before tax	$ 4,631	$ (193)	$ 4,438
Deferred income tax	-	16	16
Loss (income) after tax	$ 4,631	$ (177)	$ 4,454

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

Expressed in Thousands of United States Dollars

17.

 Financial instruments

As at March 31, 2016 the Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bond, accounts payable and accrued liabilities, long-term debt and an embedded derivative in relation to an interest rate floor.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The risk exposure arising from these financial instruments is summarized as follows:

(a)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or the issuer of a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances held at banks in each of Canada, Ghana and South Africa. The majority of the Company’s cash is held in Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits. As at March 31, 2016, the Company had interest receivable of $7 (December 31, 2015 - $nil).  In addition, the Company is subject to credit risk in relation the receivable balances relating to the sale of gold.  The Company currently sells all of the gold it produces to Red Kite under an offtake agreement (note 8).  The risk associated with receivables from Red Kite as at March 31, 2016 is considered to be negligible.

 (b)

Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities as they fall due. As at March 31, 2016 the Company had a cash and cash equivalents balance of $67.8 million (December 31, 2015 – $114.8 million) to settle current accounts payable and accrued liabilities of $48.1 million (December 31, 2015 - $34.8 million) and the current portion of long-term debt of $30.6 million to be settled in the next 12 months (note 8).  The Company expects to generate positive cash flow from operations commencing in July 2016, which would be available to meet future long-term debt obligations.

 (c)

Market risk

(i)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company’s exposure to interest rate risk is limited to its loan agreement with Red Kite (note 8), which is subject to an interest rate of LIBOR plus 6% with a minimum LIBOR of 1%.

The Company’s sensitivity to a 1% decrease or increase in market rates of interest would have an immaterial effect on the Company’s interest expense/income for the three months ended March 31, 2016.

(ii)

Foreign currency risk

The Company is exposed to foreign currency risk through its foreign currency monetary assets and liabilities. A significant change in the currency exchange rate between the US dollar and Canadian dollar (CAD) and South African rand (ZAR) could have an effect on the Company’s results of operations, financial position and cash flows.  During the year ended December 31, 2015, the Company had entered into a series of forward contracts to purchase a total of ZAR 346.6 million in exchange for Canadian and US dollars at specified exchange rates; all such contracts expired by February 2016.  The Company at present has not entered into any further derivative instruments to reduce its exposure to currency risk, however, management monitors differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

ASANKO GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

Expressed in Thousands of United States Dollars

17.

 Financial instruments (continued)

(c)

Market risk (continued)

 (iii)

Price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. The Company poured its first gold in January 2016 and sold 8,710 ounces of gold in the first quarter 2016 (note 18).  The Company’s future cash flows fluctuate due to changes in commodity prices.

 (d)

Fair values

(i)

Foreign currency forward contracts derivative

During the year ended December 31, 2015, the Company entered into a series of forward contracts to purchase ZAR in exchange for Canadian and US dollars at specified exchange rates. These forward contracts had or have settlement terms that range from one month to eleven months.

At December 31, 2015, the company had outstanding foreign currency forward contracts to buy ZAR 6.0 million in exchange for C$0.6 million with settlement dates between one and two months.

The fair values of outstanding foreign currency forward contracts are determined using the forward rates at the measurement date, with the resulting value discounted to present value and are categorized within level 2 of the fair value hierarchy.

All such forward contracts expired by February 2016 and as such there is no forward contract derivative liability recorded by the Company as at March 31, 2016.  At December 31, 2015, the outstanding contracts had a fair value of $36.

              (ii)

Embedded derivative

The embedded derivative liability associated with the interest rate floor of the long-term loan is categorized within level 2 of the fair value hierarchy. The fair value of the embedded derivative liability associated with the interest rate floor was estimated using the three-month LIBOR forward rates to 2020 ranging from 0.62% to 1.41% using an option pricing model.  As at March 31, 2016, the embedded derivative liability had a fair value of $1.1 million (December 31, 2015: $536).

18.

 Subsequent events

Subsequent to March 31, 2016 the Company announced that commercial production at Phase 1 of the AGM had commenced on April 1, 2016.